March 16, 2017

Ms. Deborah O’Neal-Johnson
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street
Washington, DC 20549

StrongVest ETF Trust (the “Registrant”)
File Nos. 333-214020; 811-23196

Dear Ms. O’Neal-Johnson:

Thank you for your comment letter dated November 2nd, 2016 regarding the registration statement on Form N-1A (the “Registration Statement”) of CWA High Quality Income ETF (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on October 7, 2016. Below, we describe the changes the Fund has made to the Registration Statement in response to the staff’s comments and provide the information you requested.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Fund’s response. To the extent that a comment affected similar disclosure elsewhere in the Registration Statement, the Fund has revised the other disclosure accordingly. The section references to which we refer in the Fund’s responses are to be the blacklined version of Amendment No. 1 to the Registration Statement filed with the SEC on the date hereof (“Pre-Effective Amendment No. 1”), which we are providing to you in hard copy. The Fund is filing Pre-Effective Amendment No. 1 in order to incorporate its responses to your comments, as discussed in this letter. Pre-Effective Amendment No. 1 also contains certain information that was missing from the original filing and reflects certain other changes. Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 1.

I.	GENERAL

1.
COMMENT: We note that the Registrant has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Please confirm in your response letter that the disclosure contained in the Registration Statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the Registration Statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	BS: 1071388.7

Ms. Deborah O’Neal-Johnson
March 16, 2017

RESPONSE: The Registrant notes that the SEC granted the requested exemptive relief on March 7, 2016. The Registrant confirms that the disclosure contained in the Registration Statement is and will continue to be in compliance with all of the terms and conditions of the application and order. The Registrant does not expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

II.	PROSPECTUS

a.	FUND FEES AND EXPENSES

2.
COMMENT: The Annual Fund Operating Expenses table shows Distribution and/or Service (12b-1) Fees as “None.” However page 14 states, "The Board has adopted a distribution and service plan (‘Plan’) pursuant to Rule 12b-1” under the 1940 Act. Even though the Fund does not intend to impose a fee, a Rule 12b-1 plan exists. Consider replacing the word "None" with "0" in the fee table. In addition, on page 14, please disclose the maximum Rule 12b-1 fee approved under the Plan.

RESPONSE: The Registrant has revised the fee table to replace the word "None" with "0.00" in the Distribution and/or Service (12b-1) Fees row. On Page 14, the Registrant has added the following disclosure:

The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, there is no intention to make such payments during the 12 months of operation from the date of this Prospectus. Accordingly, the Board of Trustees (the “Board”) has determined that 12b-1 fees may only be imposed after approval by the Board. Any forgone 12b-1 fees will not be recoverable during any subsequent period.

b.	PRINCIPAL INVESTMENT STRATEGY

3.
COMMENT: We note that the Fund will be actively managed. Please inform us whether the Fund will be able to rely on the recently adopted generic listing standards for actively managed funds. See Securities Exchange Act Release No. 78396 (July 22, 2016). We may have additional comments.

Ms. Deborah O’Neal-Johnson
March 16, 2017

RESPONSE: The Fund has reviewed the recently adopted generic listing standards for actively managed funds listed on the BZX Exchange (“Listing Standards”) in connection with its expected portfolio and investment strategies and will be able to rely on the Listing Standards.

4.
COMMENT: The second sentence in this section states, “The Fund normally invests in investment grade (emphasis added) corporate bonds of large cap domestic issuers, without a preference for particular market sectors, but the Fund may also invest in securities of small and mid cap issuers, both foreign, including emerging markets, and domestic, in any market sector, regardless of credit quality.” Please delete “High Quality” from the Fund’s name or explain to us why it is not misleading, given that the Fund can invest in non-investment grade fixed income securities and equity securities.

RESPONSE: The Fund has deleted “High Quality” from its name. The Fund’s Registration Statement has been revised to reflect its new name: “CWA Income ETF.”

5.
 COMMENT: The disclosure states that “The Fund may also invest in equity securities....” Clarify whether the reference to “small and mid cap issuers” mentioned in the comment above is intended to describe the market capitalization target for the Fund’s equity investments. If so, revise the language as appropriate. If not, disclose the market capitalization range for the Fund’s investment in equity securities. Also, please clarify the extent to which the Fund may invest in equity securities.

RESPONSE: The Registrant has modified the disclosure to indicate that the equity securities in which the Fund may also invest are not bound by market capitalization restrictions. The Registrant has also modified the disclosure to indicate that, under normal circumstances, the Fund will not invest more than 20% of its total assets in equity securities.

6.
COMMENT: We note that the Fund intends to invest in other investment companies, including ETFs. Please confirm that if acquired fund fees and expenses (“AFFE”) exceed 0.01 percent (one basis point) of average net assets of the Fund, such fees will be disclosed as a separate line item in the Fund’s fee table.

RESPONSE: The Registrant confirms that if acquired fund fees and expenses (“AFFE”) exceed 0.01 percent (one basis point) of average net assets of the Fund, such fees will be disclosed as a separate line item in the Fund’s fee table.

c.	MANAGEMENT OF THE FUND

7.
COMMENT: On page 12 you state, “A discussion regarding the Board of Trustees’ approval of the Advisory Agreement with respect to the Fund will be available in the Fund’s next annual or semi-annual report to shareholders.” Per Item 10(a)(1)(iii) of Form N-1A, “Include a statement . . . that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered (emphasis added) by the relevant annual or semi-annual report.”

Ms. Deborah O’Neal-Johnson
March 16, 2017

RESPONSE: The Registrant has revised the disclosure to state that “A discussion regarding the Board of Trustees’ approval of the Advisory Agreement with respect to the Fund will be available in the Fund’s semi-annual report to shareholders for the period ending June 30, 2017.”

III.	STATEMENT OF ADDITIONAL INFORMATION

a.	GENERAL DESCRIPTION OF THE REGISTRANT

8.
COMMENT: The last sentence in this section states, “In each instance of such cash creations or redemptions, the Registrant may impose transaction fees based on transaction expenses related to the particular exchange that will be higher than the transaction fees associated with in-kind purchases or redemptions.” After the word “expenses” and before the word “related” insert the phrase “or incur taxable gains or losses.”

RESPONSE: The Registrant has made the requested revision.

9.
COMMENT: In regard to the section referenced in the comment above, we note that “The Registrant reserves the right to permit or require a “cash” option for creations and redemptions of Shares . . . .” Please disclose that the costs associated with these types of transactions could decrease the Fund’s net asset value to the extent that they are not offset by a transaction fee payable by an authorized participant.

RESPONSE: The Registrant has added the following sentence after the quoted sentence: “The costs associated with these types of transactions could decrease the Fund’s net asset value to the extent that they are not offset by a transaction fee payable by an authorized participant.”

b.	EXCHANGE LISTING AND TRADING

10.
COMMENT: The disclosure on page 4 states, “An intra-day NAV is based on a securities component and a cash component (or an all cash amount), which comprises that day’s Creation Deposit (as defined below), as disseminated prior to that Business Day’s commencement of trading.” Please note that the discussion of the intra-day NAV should specifically address how (a) the intra-day NAV is calculated (i.e., whether it is based on an index, on the portfolio or on a basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of intra-day NAV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Ms. Deborah O’Neal-Johnson
March 16, 2017

RESPONSE: The Registrant notes that the Fund’s strategy does not allow for significant investment of the Fund’s assets in foreign equities under normal circumstances. As a result, the Fund will not use stale values under normal circumstances and no other element is likely to adversely affect the use of intra-day NAV as an indicator of current market value of Fund shares.

c. DERIVATIVES

11.
COMMENT: Page 8 includes a discussion regarding the Fund’s potential use of derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives.

RESPONSE: The Registrant has deleted the disclosure about derivatives because it does not expect that the Fund will invest in derivatives.

12.
COMMENT: The Fund discloses that it may engage in transactions involving total return swaps (“TRS”). A TRS is a “senior security” for purposes of section 18 of the Investment Company Act of 1940 (the “ICA”). When a fund engages in TRS, the fund will need to “set aside” (also referred to as “segregate”) an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as “cover”.) See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including “cover” obligations) for purposes of section 18 of the ICA. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Fund operates.

Ms. Deborah O’Neal-Johnson
March 16, 2017

RESPONSE: The Registrant has deleted the disclosure about total return swaps because it does not expect that the Fund will invest in such financial instruments.

d. SHORT SALES

13.
COMMENT: On page 30, the disclosure states that the Fund may engage in short sales of securities. Please confirm that an estimate of the expenses associated with short sales is included in Other Expenses in the fee table.

RESPONSE: The Registrant has deleted the disclosure about short sales because it does not expect that the Fund will engage in short sales.

e. INVESTMENT RESTRICTIONS

14.
COMMENT: Investment restriction number 7 on page 34 prohibits the Fund from concentrating more than 25% of its net assets in the same industry “except that the Fund may invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries if the index whose performance the Fund seeks to replicate concentrates in an industry or group of industries.” Given that the Fund will be actively managed, please explain the relevance and appropriateness of this disclosure.

RESPONSE: The Registrant has deleted the quoted language from Investment Restriction number 7.

e. SIGNATURES

15.
COMMENT: Confirm that the signature block of the Registration Statement complies with Section 6(a) of the Securities Act of 1933 which requires the following: “Any security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a Registration Statement . . . which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (emphasis added) (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer) . . . ."

RESPONSE: The Registrant confirms that the signature block of Pre-Effective Amendment No. 1 will comply with Section 6(a) of the Securities Act of 1933 by providing the signature of the Registrant’s Principal Executive Officer, Principal Financial Officer, and a majority of its Board of Trustees, or the signature of the attorney-in-fact for such individuals.

Ms. Deborah O’Neal-Johnson
March 16, 2017

f. GENERAL COMMENTS

16.
COMMENT: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

RESPONSE: The Registrant notes that additional portions of the filing in Pre-Effective Amendment No. 1 have been completed.

17.
COMMENT: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

RESPONSE: The Registrant has filed Pre-Effective Amendment No. 1 pursuant to Rule 472 under the Securities Act of 1933. The Registrant notes that where no change has been made in the filing in response to a comment, this fact has been indicated in this letter, along with a statement providing the basis for the Registrant’s position.

Please direct your questions or comments regarding the Registrant’s response to the undersigned at 202.973.2727. Thank you for your assistance.

Sincerely,
Thompson Hine LLP

/s/ Bibb L. Strench
Bibb L. Strench

1071388.8